Exhibit 1.01 — Conflict Minerals Report of ResMed Inc.

May 27, 2015

ResMed Inc. prepared this conflict minerals report for the calendar year ended December 31, 2014 to comply with the Securities Exchange Act of 1934, Section 13(p), Rule 13p-1 (“conflict minerals rule”).

The conflict minerals rule requires ResMed to annually disclose our use of tantalum, tin, tungsten, and gold (“conflict minerals”) which originated from the Democratic Republic of the Congo or adjoining countries (“covered countries”). The rule applies to conflict minerals that are necessary to the functionality or production of products we manufacture or contract to be manufactured.

Part I. Company and Product Description

ResMed Inc. is a Delaware corporation formed in March 1994 as a holding company for the ResMed Group. Through our subsidiaries, we design, manufacture and market equipment for the diagnosis, management and treatment of sleep-disordered breathing and other respiratory disorders, including obstructive sleep apnea. We develop innovative products to improve the health and quality of life of those who suffer from these conditions, and we work to raise awareness of the potentially serious health consequences of untreated sleep-disordered breathing.

Part II. Conflict Minerals Analysis and Reasonable Country of Origin Inquiry

Our supply chain consists of several tiers or layers as we purchase components or subassemblies from manufacturers. As a result we are several tiers removed from the smelters, refiners and mining companies performing conflict mineral extraction. ResMed sources products from at least 500 tier one suppliers. We assessed our supply chain activities to confirm if ResMed products contained conflict minerals that are necessary to their functionality or necessary to the production of products we manufacture or contract to be manufactured, and if they do contain them, whether those conflict minerals are from the covered countries.

We initiated our Reasonable Country of Origin Inquiry (“RCOI”) process by contacting suppliers who sold us products that contained or that we determined may have contained necessary conflict minerals. We requested that our suppliers tell us the country of origin for any necessary conflict minerals in the products that we purchase from them. The response rate and quality of information received from suppliers improved, compared to the prior calendar year. We also followed up with the suppliers by email and telephone to further improve this response rate. However, we were unable to receive sufficient detail to know the countries of origin of all of our necessary conflict minerals with complete certainty. As a result of our RCOI, we were unable to verify that none of the necessary conflict minerals in products we manufactured originated from one of the covered countries and are not from recycled or scrap sources. Based on a review of our products and our reasonable country of origin inquiry, we have concluded in good faith that our products may contain conflict minerals that are necessary to their functionality or production. Also based on that review, we are unable to determine whether our products contain conflict minerals that originated in the Democratic Republic of the Congo or adjoining countries. Therefore, we elected to conduct due diligence on the source and chain of custody of those necessary conflict minerals in those products.

Part III. Conflict Minerals Due Diligence Program

We undertook due diligence measures on the source and chain of custody on the necessary conflict minerals in our products that originated or may have originated from the covered countries.

A. Design of the due diligence framework

We designed our due diligence process to conform, in all material respects, with the due diligence framework set forth in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition and the related Supplement on tin, tantalum, and tungsten. We designed due diligence measures that included actions to: (i) establish strong company management systems, (ii) identify and assess risks in the supply chain, (iii) design and implement a strategy to respond to identified risks, (iv) carry out an independent third-party audit of smelter’s/refiner’s due diligence practices, and (v) report annually on supply chain due diligence, all as required by the conflict minerals rule.

Exhibit 1.01 — Conflict Minerals Report of ResMed Inc.

May 27, 2015

B. Due diligence framework

1.	Establish strong company management systems

•	Adopt a conflict minerals company policy. Our Conflict Minerals Policy can be found on our corporate website at www.resmed.com > For Investors > Board and Management > Corporate Governance.

•	Assemble an internal team to meet the expectations set forth in the conflict minerals rule and periodically communicate supply chain due diligence efforts to senior management via the ResMed Conflict Minerals Steering Committee.

•	Establish a system of controls and transparency over the conflict minerals supply chain facilitated by the Conflict Minerals Reporting Template created by the Conflict-Free Sourcing Initiative.

2.	Identify and assess risks in the ResMed supply chain

•	Identify relevant suppliers of components that may contain necessary conflict minerals.

•	Request information from relevant suppliers by requiring the completion of Conflict Minerals Reporting Templates.

•	Review information received from suppliers by comparing smelters and refiners identified by the supply chain survey to the list of facilities that have received a “conflict free” designation from the Conflict Free Smelter Program.

•	Engage with suppliers that do not respond by the requested date or suppliers who provide inconsistent or inaccurate information.

3.	Design and implement a strategy to respond to identified risks

•	Report supply chain risk assessment findings and supply chain survey results to our senior management by communicating with the ResMed Conflict Minerals Steering Committee.

•	Educate high risk suppliers to help them meet the relevant requirements contained in the conflict minerals rule.

•	Train relevant suppliers to raise awareness of the conflict minerals rule and provide guidance on how to populate the Conflict Minerals Reporting Template to improve supply chain survey results for the calendar year 2015.

4.	Carry out Independent Third-Party Audit of Smelter/Refiner’s Due Diligence Practices

•	We do not have direct relationships with conflict minerals smelters or refiners. Therefore, we do not carry out audits of the smelters or refiners identified as being in our supply chain. However, we support audits conducted by third parties by urging our suppliers to gather information from their suppliers in order to accurately complete the Conflict Minerals Reporting Template. In doing so we rely on industry efforts to influence/encourage smelters and refiners to be audited and to provide conflict free certifications through the Conflict-Free Sourcing Initiative program.

5.	Report annually on supply chain due diligence

•	This Conflict Minerals Report and the Form SD are available on our website at: www.resmed.com > For Investors > Board and Management > Corporate Governance and are filed with the Securities and Exchange Commission. The contents of any website referred to in this Report are included for general information only and are not incorporated by reference in this Report.

Exhibit 1.01 — Conflict Minerals Report of ResMed Inc.

May 27, 2015

Part IV. Results of Due Diligence for the year ended December 31, 2014

We did not receive conflict minerals reporting templates from all the suppliers we identified that supply products that may contain conflict minerals. In addition, some of the contacted suppliers provided a list of smelters and refiners used by their entire company or division, and not just the product(s) purchased by ResMed.

A.	Smelters and Refiners

The table below summarizes the aggregate smelter and refiner data received from our suppliers, the number of validated smelters and refiners, and the number of designated smelters and refiners which are listed as “conflict free” in the Conflict Free Smelter Program. The information in this table may change over time as ResMed continues with its due diligence process.

	Number of smelters and refiners provided by upstream suppliers	Number of designated “conflict free” smelters and refiners (based on the Conflict Free Smelter Program compliant list).	Undeterminable
Gold	118	59	59
Tantalum	43	38	5
Tin	108	24	84
Tungsten	53	10	43

Total	322	131	191

B.	Countries of origin of ResMed’s necessary conflict minerals

Several suppliers provided a list of smelters and refiners but did not provide countries of origin of the necessary conflict minerals in response to our requests for information as part of our due diligence process. For suppliers that did list smelters or refiners to which they could trace our necessary conflict minerals, we were unable to trace the conflict minerals in our products through to a particular country or mine. Therefore, despite due diligence efforts and engagement with all applicable suppliers, we do not have sufficient information to determine the countries of origin of the necessary conflict minerals in our products. As a result, ResMed cannot at this time draw any definitive conclusions as to the origin, smelter, mine location or status of any conflict minerals that may be necessary to its products’ functionality or production.

C.	Efforts to determine the conflict minerals’ mine or location of origin

We have concluded that the most reasonable effort we can make to determine the mines or locations of origin of our necessary conflict minerals is to seek information from our direct suppliers about the smelters and refiners in our supply chain. We accomplished this by asking all applicable suppliers to complete the Conflict Minerals Reporting Template and following-up with those suppliers that did not complete the Conflict Minerals Reporting Template. We also followed up with suppliers whose responses were incomplete and/or included data that was inconsistent with the other data we gathered. We also provided training on the conflict minerals rule during our annual supplier event. Despite these efforts, we were unable to gather the necessary information from these suppliers to determine the country of origin, or the mine or location of origin of our necessary conflict minerals. However, the quality of information we received was improved when compared with the prior calendar year, resulting in a smaller aggregate number of smelters and refiners being provided by upstream suppliers.

Exhibit 1.01 — Conflict Minerals Report of ResMed Inc.

May 27, 2015

D. Inherent Limitations on Due Diligence Measures

We purchase subassemblies and components from a supply network of distributors and manufacturers involving over 500 tier one suppliers. We are at least six tiers removed from the smelters or refiners, and our direct suppliers are also several tiers removed from the smelters or refiners. This limits our ability to obtain reliable product level disclosure statements regarding the source and chain of custody of the necessary conflict minerals.

We also rely on information collected and provided by the Conflict Free Smelter Program. Due to our position in the supply chain, we must rely on our direct and indirect suppliers, including distributors, to provide information about the source and chain of custody of our necessary conflict minerals. Furthermore, we must rely on independent third-party audits of smelters and refiners, because we do not perform audits of these facilities ourselves. These third-party representations and audits may prove to be incorrect. Accordingly, we cannot assure that the information regarding the source and chain of custody of our necessary conflict minerals is correct.

E.	Steps to be taken to Mitigate Risk

In the next compliance period we intend to further mitigate the risk that our necessary conflict minerals might not be from responsible sources. The planned steps include:

a.	Continuing efforts in an attempt to increase the number of completed Conflict Minerals Reporting Templates.

b.	Requesting that suppliers provide product level disclosures, as opposed to company or division level disclosures, that will enable ResMed to focus on smelters and refiners associated with ResMed products.

c.	Continuing to work with suppliers to obtain current, accurate, and complete information about their smelters and refiners of conflict minerals.

d.	Creating a risk register designed to identify and follow up with noncompliant suppliers.

Special Note Regarding Forward-Looking Statements

Statements relating to future due diligence are forward-looking in nature and are based on ResMed management’s current expectations or beliefs. These forward-looking statements are subject to a number of uncertainties and other factors that may be outside of ResMed’s control and which could cause actual events to differ materially from those expressed or implied by the statements made in this report.

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